UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
FALCONBRIDGE LIMITED
(Name of Subject Company)
Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
INCO LIMITED
(Bidder)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of Bidder)
Copy to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
October 24, 2005
(Date tender offer first published, sent or given to security holders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
1.	Home Jurisdiction Document.
(a)	Offer to Purchase and Circular dated October 24, 2005, including Letter of Transmittal, Notice of Guaranteed Delivery, and Letter to Shareholders. (1)

(b)	Notice of Extension dated December 14, 2005. (2)

(c)	Notice of Extension dated January 19, 2006. (3)

(d)	Notice of Extension dated February 27, 2006. (4)

(e)	Notice of Variation dated May 29, 2006. (5)

(f)	Notice of Variation dated June 29, 2006. (6)

(g)	Notice of Extension dated July 13, 2006.
2.	Informational Legends.
(a)	See the inside front cover page of the cover page of the Offer to Purchase and Circular dated October 24, 2005. (1)

(b)	See the inside front cover page of the Notice of Extension dated December 14, 2005. (2)

(c)	See the inside front cover page of the Notice of Extension dated January 19, 2006. (3)

(d)	See the inside front cover page of the Notice of Extension dated February 27, 2006. (4)

(e)	See the inside front cover page of the Notice of Variation dated May 29, 2006. (5)

(f)	See the inside front cover page of the Notice of Variation dated June 29, 2006. (6)

(g)	See the inside front cover page of the Notice of Extension dated July 13, 2006.

(1)	Previously filed with the Bidder’s Schedule 14D-1F (Commission File No. 005-62437) filed October 25, 2005.

(2)	Previously filed with the Bidder’s Amendment No. 1 to Schedule 14D-1F (Commission File No. 005-62437) filed December 15, 2005.

(3)	Previously filed with the Bidder’s Amendment No. 2 to Schedule 14D-1F (Commission File No. 005-62437) filed January 20, 2005.

(4)	Previously filed with the Bidder’s Amendment No. 3 to Schedule 14D-1F (Commission File No. 005-62437) filed February 28, 2006.

(5)	Previously filed with the Bidder’s Amendment No. 4 to Schedule 14D-1F (Commission File No. 005-62437) filed May 31, 2006.

(6)	Previously filed with the Bidder’s Amendment No. 5 to Schedule 14D-1F (Commission File No. 005-62437) filed June 30, 2006.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of the Offer and it is an offence to claim otherwise.
The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
July 13, 2006
NOTICE OF EXTENSION
by
INCO LIMITED
in respect of its
OFFER TO PURCHASE
all of the outstanding common shares of
FALCONBRIDGE LIMITED
on the basis of, at the election of each holder,

(a) Cdn.$53.83 in cash (the “Cash Alternative”); or (b) 0.82419 of a common share of Inco Limited and Cdn.$0.05 in cash (the “Share Alternative”), for each common share of Falconbridge Limited (“Falconbridge”) subject, in each case, to proration as described in Inco Limited’s Offer dated October 24, 2005
(the “Original Offer”), as amended or supplemented.

•	The Expiry Time of the Offer is now midnight (Vancouver time) on Monday, July 24, 2006.

•	The Offer provides an implied value of Cdn.$60.01* per share — a 1.7% premium over Xstrata’s revised offer.

•	The Offer provides the opportunity to receive an implied value of Cdn.$61.97* per share, based on the proposed Phelps Dodge combination with Inco — a 5.0% premium over Xstrata’s revised offer.

•	The Offer provides both cash now and continued ownership in a world-class metals and mining company.

•	The Offer has received all regulatory approvals. Xstrata has been advised that its offer for Falconbridge remains under extended review by Industry Canada.
Inco encourages you to carefully review the Offer and TENDER your
Falconbridge Shares prior to the Expiry Time of midnight (Vancouver time)
on Monday, July 24, 2006, unless the Offer is further extended or withdrawn.

*	These implied values are based on various assumptions that are stated in the second and fourth paragraphs of the inside cover page of this Notice of Extension.
Questions and requests for assistance may be directed to RBC Dominion Securities Inc. in Canada or RBC Capital Markets Corporation, in the United States (the “Dealer Manager”), CIBC Mellon Trust Company (the “Depositary”) or MacKenzie Partners, Inc. (the “Information Agent”). Additional copies of this Notice of Extension, the First Extension, the Second Extension, the Third Extension, the First Variation, the Second Variation, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Dealer Manager, the Depositary or the Information Agent at their respective addresses shown on the last page of this document.
This Notice of Extension does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Falconbridge shareholders (“Shareholders”) in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Manager for the Offer is:
RBC Capital Markets

In Canada:	In the United States:

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

     On July 13, 2006, Inco Limited (“Inco” or the “Offeror”) further varied its Original Offer, as amended or supplemented, to purchase all of the issued and outstanding common shares of Falconbridge (together with associated rights issued and outstanding under the shareholder rights plan of Falconbridge, the “Falconbridge Shares”) in order to extend the expiry time of the Offer from 8:00 p.m. (Toronto time) on July 13, 2006 to midnight (Vancouver time) on Monday, July 24, 2006.
     The implied value of the consideration under the Offer per Falconbridge Share is computed assuming full proration of the consideration under the Offer as of a particular date and means the amount that is equal to (i) Cdn.$17.50 in cash plus (ii) 0.55676 multiplied by the closing price of the common shares of Inco (the “Inco Shares”) on that date on the Toronto Stock Exchange (“TSX”) or the New York Stock Exchange (“NYSE”) (converted to Canadian dollars), as the case may be. On July 12, 2006, the closing price of the Inco Shares was Cdn.$76.36 on the TSX and $67.10 on the NYSE and the closing price of the Falconbridge Shares was Cdn.$60.75 on the TSX and $53.49 on the NYSE. As of July 12, 2006, the implied value of the consideration under the Offer was Cdn.$60.01 per Falconbridge Share based on the TSX closing price and $59.88 per Falconbridge Share based on the NYSE closing price using an exchange rate of Cdn.$1.1343, being the closing U.S./Canadian dollar exchange rate of the Bank of Canada on July 12, 2006. This represents a premium of 1.7% over the value of the competing offer from Xstrata (the “Xstrata Offer”) (being Cdn.$59.00 in cash per Falconbridge Share) based on Inco’s TSX closing price as of July 12, 2006 and a premium of 1.5% over the value of the Xstrata Offer based on Inco’s NYSE closing price as of July 12, 2006.
     Under the combination agreement (the “Combination Agreement”) entered into between Inco and Phelps Dodge Corporation (“Phelps Dodge”) on June 25, 2006, Phelps Dodge has agreed, subject to the satisfaction of certain conditions, to acquire all of the outstanding Inco Shares in exchange for Cdn.$17.50 in cash and 0.672 of a Phelps Dodge common share (a “Phelps Dodge Share”) for each Inco Share pursuant to a statutory plan of arrangement (the “Arrangement”). Shareholders who receive Inco Shares under the Offer and who continue to hold such Inco Shares at the effective time of the Arrangement would receive both the consideration under the Offer and, subsequently, the consideration under the Arrangement if the Arrangement is completed.
     The implied “look through” value of the total consideration per Falconbridge Share (the “Implied Look-through Value”), assuming the successful completion of both the Offer and the Arrangement, is computed assuming full proration of the consideration under the Offer and, as of a particular date, means the amount that is equal to (i) Cdn.$27.24 in cash plus (ii) 0.3741 multiplied by the closing price of the Phelps Dodge Shares on that date on the NYSE (converted to Canadian dollars). By way of illustration, the Implied Look-through Value on July 12, 2006 was Cdn.$61.97 per Falconbridge Share, based on the closing price of the Phelps Dodge Shares on the NYSE on July 12, 2006, being $81.82, or Cdn.$92.81 using an exchange rate of Cdn.$1.1343, being the closing U.S./Canadian dollar exchange rate of the Bank of Canada on July 12, 2006. This represents a premium of 5.0% over the value of the Xstrata Offer. The Implied Look-through Value is based on various assumptions, including the successful completion of both the Offer and the Arrangement, the U.S./Canadian dollar exchange rate as of a given date and the trading price of the Phelps Dodge Shares on a given date which, for the purpose of the illustration, are with reference to July 12, 2006, and is subject to various risks, including changes in the market price of the Phelps Dodge Shares and fluctuations in the U.S./Canadian dollar exchange rate. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION”. Also see Section 6 of the Circular, “Risk Factors Related to the Offer” and the section of the notice of variation and extension dated June 29, 2006 entitled “Risk Factors Relating to the Proposed Combination Transaction”.
     This Notice of Extension should be read in conjunction with the Original Offer and accompanying Circular dated October 24, 2005 (which together constitute the “Offer and Circular”), as amended or supplemented by notices of extension dated December 14, 2005 (the “First Extension”), January 19, 2006 (the “Second Extension”) and February 27, 2006 (the “Third Extension”), respectively, the notice of variation dated May 29, 2006 (the “First Variation”) and the notice of variation and extension dated June 29, 2006 (the “Second Variation”), respectively, and the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Second Variation. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. All references to the term “Offer” in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer as amended or supplemented by the First Extension, the Second Extension, the Third Extension, the First Variation, the Second Variation and this Notice of Extension.
     The Offer has been extended and is now open for acceptance until midnight (Vancouver time) on Monday, July 24, 2006 (the “Expiry Time”), unless further extended or withdrawn.
     Shareholders who have validly deposited and not withdrawn their Falconbridge Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on blue paper) that accompanied the Second Variation, or a facsimile thereof, and deposit it, together with certificates representing their Falconbridge Shares and all other documents required by the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on green paper) that accompanied the Second Variation, or a facsimile thereof. Any Shareholder having Falconbridge Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Falconbridge Shares under the Offer. The Original Offer was accompanied by a Letter of Transmittal (printed on blue paper) and a Notice of Guaranteed Delivery (printed on green paper). Shareholders may continue to use the original Letter of Transmittal or the original Notice of Guaranteed Delivery to accept the Offer, in which case the original Letter of Transmittal or the original Notice of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the Offer.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      The Offer is made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular, the First Extension, the Second Extension, the Third Extension, the First Variation, the Second Variation and this Notice of Extension in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular (other than the financial statements of Phelps Dodge) have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
      Shareholders in the United States should be aware that the disposition of Falconbridge Shares and the acquisition of Inco Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Circular and such holders are urged to consult their tax advisors. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain U.S. Federal Income Tax Considerations”.
      The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of the Offeror and Falconbridge and the above-mentioned persons are located outside the United States.
      THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR, AS AMENDED OR SUPPLEMENTED, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR, THE FIRST EXTENSION, THE SECOND EXTENSION, THE THIRD EXTENSION, THE FIRST VARIATION, THE SECOND VARIATION OR THIS NOTICE OF EXTENSION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      SHAREHOLDERS SHOULD BE AWARE THAT, DURING THE PERIOD OF THE OFFER, THE OFFEROR OR ITS AFFILIATES, DIRECTLY OR INDIRECTLY, MAY BID FOR OR MAKE PURCHASES OF UP TO 5% OF THE FALCONBRIDGE SHARES TO BE EXCHANGED, OR CERTAIN RELATED SECURITIES, AS OF THE DATE OF THE ORIGINAL OFFER, AS PERMITTED BY APPLICABLE LAWS OR REGULATIONS OF CANADA OR ITS PROVINCES OR TERRITORIES AND THE UNITED STATES.

CURRENCY EXCHANGE RATE INFORMATION
      In this Notice of Extension, unless otherwise indicated, all references to “$” or “dollars” refer to United States dollars and references to “Cdn.$” refer to Canadian dollars. On July 12, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the closing rate of the Bank of Canada was Cdn.$1.1343.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
      This Notice of Extension contains forward-looking information and statements that are subject to risks and based on a number of assumptions and other factors. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” in the Second Variation.
NOTE REGARDING GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      The financial statements and other financial information included or incorporated by reference herein in respect of Inco and Falconbridge are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), while the financial statements and other information incorporated by reference herein in respect of Phelps Dodge are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). There are a number of significant differences between Canadian GAAP and U.S. GAAP, and financial statements prepared in accordance with one type of GAAP may not be comparable to financial statements prepared in accordance with another type of GAAP. Investors are cautioned that Phelps Dodge financial statements and other financial information are not reconciled to Canadian GAAP. Inco’s financial statements and Falconbridge’s annual financial statements are reconciled to U.S. GAAP in footnotes thereto.
INFORMATION REGARDING FALCONBRIDGE
      The information concerning Falconbridge contained in the Offer and Circular, the First Extension, the Second Extension, the Third Extension, the First Variation, the Second Variation and this Notice of Extension, including information contained in Section 2 of the Circular, “Falconbridge”, and any documents filed by Falconbridge with a securities regulatory authority in Canada that are incorporated by reference therein, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. See Section 2 of the Circular, “Falconbridge — Documents Incorporated by Reference”, Section 6 of the First Extension, “Documents Incorporated by Reference”, Section 6 of the Second Extension, “Additional Falconbridge Documents Incorporated by Reference” and Section 6 of the Third Extension, “Falconbridge Documents Incorporated by Reference”. Although Inco has no knowledge that would indicate any statements contained therein relating to Falconbridge taken from or based upon such documents and records are untrue or incomplete, neither Inco nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Falconbridge taken from or based upon such documents or records, or for any failure by Falconbridge to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Inco.

INFORMATION REGARDING PHELPS DODGE
      The information concerning Phelps Dodge contained in the Second Variation and any documents filed by Phelps Dodge with the SEC or a securities regulatory authority in Canada that are incorporated by reference therein has been taken from or based upon publicly available documents and records on file with the SEC or Canadian securities regulatory authorities and other public sources. See the Section of the Second Variation entitled “Information Concerning Phelps Dodge”. Phelps Dodge’s financial statements and other financial information are prepared in accordance with U.S. GAAP, which differs in significant respects from Canadian GAAP, so its financial statements and other information may not be comparable to financial statements and other financial information of Inco and Falconbridge, which are prepared in accordance with Canadian GAAP. See “Note Regarding Generally Accepted Accounting Principles” above. Although Inco has no knowledge that would indicate any statements contained therein relating to Phelps Dodge taken from or based upon such documents and records are untrue or incomplete, neither Inco nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Phelps Dodge taken from or based upon such documents or records, or for any failure by Phelps Dodge to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Inco.

v

NOTICE OF EXTENSION
July 13, 2006
TO:     THE HOLDERS OF COMMON SHARES OF FALCONBRIDGE
      By notice to the Depositary and as set forth in this Notice of Extension, Inco has varied its Original Offer dated October 24, 2005, as amended or supplemented by notices of extension dated December 14, 2005 (the “First Extension”), January 19, 2006 (the “Second Extension”) and February 27, 2006 (the “Third Extension”), respectively, notice of variation dated May 29, 2006 (the “First Variation”) and notice of variation and extension dated June 29, 2006 (the ‘Second Variation”), to purchase all of the issued and outstanding Falconbridge Shares other than any Falconbridge Shares owned directly or indirectly by Inco and including Falconbridge Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of any securities of Falconbridge that are convertible into or exchangeable or exercisable for Falconbridge Shares (other than SRP Rights).
      Except as otherwise set forth in this Notice of Extension, the terms and conditions of Inco’s offer to purchase the Falconbridge Shares as previously set forth in the Original Offer, as amended or supplemented by the First Extension, the Second Extension, the Third Extension, the First Variation and the Second Variation, respectively, continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Offer and Circular, the First Extension, the Second Extension, the Third Extension, the First Variation, the Second Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery, the provisions of which are incorporated herein by reference.
      Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. All references to the term “Offer” in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer, as amended or supplemented by the First Extension, the Second Extension, the Third Extension, the First Variation, the Second Variation and this Notice of Extension.
1.   Extension of the Expiry Time of the Offer
      Inco has extended the Original Offer, as amended or supplemented, by extending the Expiry Time of the Offer from 8:00 p.m. (Toronto time) on July 13, 2006 to midnight (Vancouver time) on Monday, July 24, 2006. Accordingly, each of the definitions of “Expiry Date” and “Expiry Time” in the Original Offer, as amended or supplemented, is deleted in its entirety and replaced by the following definition:

“Expiry Date” means Monday, July 24, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Falconbridge Shares may be deposited under the Offer.

“Expiry Time” means midnight (Vancouver time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time.
2.   Recommendation of the Board of Directors of Falconbridge
      On June 29, 2006, in connection with Inco’s increased Offer described in the Second Variation, the Board of Directors of Falconbridge, upon consultation with its financial and legal advisors, unanimously determined that the Offer is fair from a financial point of view to all Shareholders (other than Inco) and that it is in the best interests of Falconbridge for the Offer to be made and for the Board of Directors of Falconbridge to support the transactions contemplated by the Support Agreement, as amended.

Accordingly, on June 29, 2006, the Board of Directors of Falconbridge unanimously approved the making of a recommendation that Shareholders accept the Offer and tender their Falconbridge Shares to the Offer.
3.   Recent Developments
Recent Developments Concerning the Xstrata Offer
      On July 11, 2006, Xstrata announced that it had increased its offer to acquire all of the outstanding Falconbridge Shares not already owned by Xstrata from Cdn.$52.50 in cash to Cdn.$59.00 in cash per Falconbridge Share. Xstrata also announced that it had varied its offer by deleting the part of the condition that requires acceptances from at least 66 2/3 % of the outstanding Falconbridge Shares, including the Falconbridge Shares held by Xstrata and its affiliates.
      The Xstrata Offer is now subject to the minimum tender condition that, at the expiry time of the Xstrata Offer, Xstrata shall have received acceptances from the holders of at least a majority of the Falconbridge Shares then outstanding on a fully diluted basis (as defined in the Xstrata Offer), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction (or a majority of the approximately 80.2% of the outstanding Falconbridge Shares that Xstrata does not already own). The Xstrata Offer expires on Friday, July 21, 2006 at midnight (Vancouver time), but remains conditional on the approval of Investment Canada and the Falconbridge shareholder rights plan ceasing to apply to the acquisition by Xstrata of Falconbridge Shares, all as described below.
      Xstrata announced on July 4, 2006 that it had been informed by the Investment Review Division of Industry Canada that the Minister responsible for the Investment Canada Act was unable to complete his review of Xstrata’s offer for Falconbridge within the initial 45 day period. As prescribed by the Investment Canada Act, the Minister has therefore extended the review period for up to a further 30 days (or such longer period as may be agreed to by Xstrata) from July 3, 2006. It is not known by Inco whether (and if so, when) the Minister will grant the requisite approval under the Investment Canada Act.
      On June 30, 2006, the Ontario Securities Commission issued an order stating that the shareholder rights plan of Falconbridge will remain in place until the earlier of (a) Xstrata obtaining a majority of the outstanding Falconbridge Shares that it does not already own, or (b) July 28, 2006.
      On July 13, 2006, Xstrata announced that it had received clearance from the European Commission (the “EC”) in respect of the competition review of the Xstrata Offer that began on June 8, 2006. Xstrata had previously announced clearance of its offer by competition or anti-trust regulatory authorities in Canada and the United States.
U.S. Regulatory Clearance for the proposed Arrangement between Inco and Phelps Dodge
      On July 12, 2006, Phelps Dodge announced that it had received anti-trust clearance from the U.S. Department of Justice (“DOJ”) relating to its proposed acquisition of Inco pursuant to the Arrangement. The Arrangement remains subject to competition or anti-trust clearance in Canada and Europe, as well as approval under the Investment Canada Act.
      For more information regarding the proposed Arrangement, see the section of the Second Variation entitled “Inco’s Increased Offer and the Proposed Combination of Inco and Phelps Dodge”. Also see “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above. Also see Section 6 of the Circular, “Risk Factors Related to the Offer” and the section of the Second Variation entitled “Risk Factors Relating to the Proposed Combination Transaction”.
Final Regulatory Clearance for the Inco Offer
      On July 4, 2006, Inco announced that the EC had cleared Inco’s proposed acquisition of Falconbridge under the EU Merger Regulation. Inco is therefore entitled to proceed with its Offer without further EC review. Inco had previously announced clearance of its Offer by the DOJ and the Canadian Competition

Bureau. Accordingly, Inco has now satisfied all of the regulatory compliance conditions to the acquisition of Falconbridge, subject to the closing of the sale of the Divested Assets as referred to below.
      Clearance by the EC and the DOJ is subject to a remedy to address potential competition concerns. This remedy, which was described in the Second Variation, consists of the sale to LionOre Mining International Ltd. of certain assets and related operations of Falconbridge, including its Nikkelverk refinery and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third-party feeds for this facility (the “Divested Assets”). In addition, the sale will include an agreement to supply Nikkelverk with up to 60,000 tonnes of nickel-in-matte annually. The closing of the sale of the Divested Assets is conditioned on, among other things, Inco having acquired more than 50% (on a fully diluted basis as defined in the Support Agreement) of the Falconbridge Shares pursuant to the Offer or otherwise and certain customary closing conditions.
      Management’s expectations with respect to the proposed sale of the Divested Assets and the completion of such transactions in a timely manner, is subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above.
Recent Developments Concerning Teck’s Offer for Inco
      The unsolicited offer by Teck Cominco Limited (“Teck”) to purchase all of the common shares of Inco that it does not already own (the “Teck Offer”) remains outstanding. On July 7, 2006, Teck announced that the Teck Offer had been cleared by the EC and that it had therefore received all necessary antitrust clearances for its offer to proceed.
      Inco’s Board of Directors has unanimously recommended that Inco’s shareholders reject the Teck Offer and not tender their Inco Shares to the Teck Offer. Inco has delivered a Directors’ Circular to its shareholders and filed a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC in connection with the Teck Offer.
IMPORTANT INFORMATION FOR INVESTORS CONCERNING THE TECK OFFER

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTORS’ CIRCULAR AND SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND AMENDMENTS INCO HAS FILED TO SUCH STATEMENT AS WELL AS ADDITIONAL AMENDMENTS THAT INCO MAY FILE THERETO, AS THEY CONTAIN, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION.
     Investors and securityholders may obtain copies of the Directors’ Circular and Solicitation/ Recommendation Statement and other public filings made from time to time by Inco with the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting the Dealer Manager or the Information Agent at the toll-free numbers set out on the back cover of this Notice of Extension or by contacting Inco’s media or investor relations departments.
Nickel and Copper Market Updates
      The London Metal Exchange (“LME”) benchmark cash nickel price set a new record high of $29,600 per tonne ($13.43 per pound) on July 12, 2006. For the second quarter, the average LME cash nickel price rose to a record of $20,036 per tonne ($9.09 per pound), as compared with a first quarter 2006 average of $14,811 per tonne ($6.72 per pound).
      The LME benchmark cash copper price set a record of $8,788 per tonne ($3.99 per pound) on May 12, 2006. The LME benchmark cash copper price was $8,233 per tonne ($3.73 per pound) on July 12, 2006, reaching a six-week high. For the second quarter, the average LME cash copper price rose to a record of $7,251 per tonne ($3.29 per pound), as compared with a first quarter 2006 average of $4,944 per tonne ($2.24 per pound).

      Management’s expectations with respect to prices and the supply and demand for nickel and copper are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above.
4.   Withdrawal of Deposited Falconbridge Shares
      Except as otherwise provided herein or in Section 4 of the Offer to Purchase, “Withdrawal Rights”, all deposits of Falconbridge Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Falconbridge Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Falconbridge Shares have been taken up by Inco pursuant to the Offer;

(b)	if the Falconbridge Shares have not been paid for by Inco within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Inco Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Falconbridge Shares where the Expiry Time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.
      Withdrawals may not be rescinded and any Falconbridge Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Falconbridge Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.
      Shareholders are referred to Section 4 of the Offer to Purchase, “Withdrawal Rights”, for a description of the procedures for exercising the right to withdraw Falconbridge Shares deposited under the Offer.
5.   Take-Up of and Payment for Deposited Falconbridge Shares
      Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 5 of the Offer to Purchase, “Conditions of the Offer”, and, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), Inco will take up Falconbridge Shares validly deposited under the Offer and not withdrawn pursuant to Section 4 of the Offer to Purchase, “Withdrawal Rights”, not later than 10 calendar days after the Expiry Time and will pay for the Falconbridge Shares taken up as soon as possible, but in any event not later than three business days after taking up the Falconbridge Shares. Any Falconbridge Shares deposited under the Offer after the date on which Inco first takes up Falconbridge Shares will be taken up and paid for not later than 10 days after such deposit.

      Shareholders are referred to Section 6 of the Offer to Purchase, “Take Up of and Payment for Deposited Shares”, for details as to the take-up of and payment for Falconbridge Shares under the Offer.
6.   Variations to the Original Offer
      The Offer and Circular, the First Extension, the Second Extension, the Third Extension, the First Variation, the Second Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Extension in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular set forth in this Notice of Extension.
7.   Offerees’ Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
8.   Registration Statement Filed with the SEC
      A Registration Statement on Form F-8 under the U.S. Securities Act has been filed, which covers the Inco Shares to be issued pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information.
9.   Directors’ Approval
      The contents of this Notice of Extension have been approved, and the sending of this Notice of Extension to the Shareholders has been authorized, by the Board of Directors of Inco.

AUDITORS’ CONSENT
      We have read the Notice of Extension of Inco Limited dated July 13, 2006 (the “Notice of Extension”), relating to the Offer and Circular furnished with Inco Limited’s Offer dated October 24, 2005 (the “Offer and Circular”) as amended by the Notice of Extension dated December 14, 2005, the Notice of Extension dated January 19, 2006, the Notice of Extension dated February 27, 2006, the Notice of Variation dated May 29, 2006, the Notice of Variation and Extension dated June 29, 2006 and the Notice of Extension dated July 13, 2006 to purchase all of the issued and outstanding common shares of Falconbridge Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the Offer and Circular, as amended or supplemented, of our report to the shareholders of Inco Limited on the audited consolidated financial statements of Inco Limited as at December 31, 2005, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as at December 31, 2005. Our report is dated February 28, 2006.
      We also consent to the incorporation by reference in the Notice of Extension of our compilation report dated June 29, 2006 to the Board of Directors of Inco Limited on the pro forma consolidated balance sheet as at March 31, 2006 and the pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2005.

Toronto, Ontario	(Signed) PricewaterhouseCoopers llp

July 13, 2006	Chartered Accountants

CERTIFICATE
      The foregoing, together with the Offer and Circular dated October 24, 2005 and the notices of extension dated December 14, 2005, January 19, 2006 and February 27, 2006, the Notice of Variation dated May 29, 2006, and the Notice of Variation and Extension dated June 29, 2006, respectively, contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing, together with the Offer and Circular dated October 24, 2005 and the notices of extension dated December 14, 2005, January 19, 2006 and February 27, 2006, the Notice of Variation dated May 29, 2006, and the Notice of Variation and Extension dated June 29, 2006, respectively, do not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.
Dated: July 13, 2006

By: (Signed) Scott M. Hand	By: (Signed) Robert D.J. Davies
Chairman and Chief Executive Officer	Executive Vice President and Chief Financial Officer

By: (Signed) Chaviva Hošek	By: (Signed) Janice K. Henry
Director	Director

C-1

The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, ON M5C 2K4	Securities Level
Toronto, ON M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
The Dealer Manager for the Offer is:
RBC CAPITAL MARKETS

In Canada	In the United States

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

200 Bay Street, 4th Floor	Two Embarcadero Center
Royal Bank Plaza, South Tower	Suite 1200
Toronto ON M5J 2W7	San Francisco, California 94111
Canada	U.S.A.

Telephone: (416) 842-7519	Toll Free: 1-888-720-1216
Toll Free: 1-888-720-1216
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
(212) 929-5500 (call collect)
or
Toll-Free: (800) 322-2885 (English)
                  (888) 405-1217 (French)
      Any questions and requests for assistance may be directed by holders of Falconbridge Shares to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
The following are filed as exhibits to this Schedule:

1.1	Certificate and Consent of Qualified Person for Robert A. Horn (Goro) (1)

1.2	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Goro) (1)

1.3	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Voisey’s Bay) (1)

1.4	Certificate and Consent of Qualified Person for Lawrence B. Cochrane (Voisey’s Bay) (1)

2.1	Reserved

2.2	Material change report of the Bidder filed October 12, 2005 concerning the entering into by the Bidder and Falconbridge Limited of the Support Agreement (1)

2.3	Material change report of the Bidder filed August 9, 2005 concerning the appointment of a new Executive Vice-President and Chief Financial Officer of the Bidder effective November 1, 2005 (1)

2.4	Material change report of the Bidder filed April 19, 2005 concerning the approval of the reinstatement of a quarterly cash dividend on the Bidder’s common shares and declaration of a quarterly dividend of $0.10 per share, payable June 1, 2005 to the Bidder’s shareholders of record as of May 16, 2005 (1)

2.5	Annual report of the Bidder on Form 10-K for the year ended December 31, 2005 (Commission File No. 001-01143) filed March 16, 2006

2.6	Audited consolidated financial statements of the Bidder, including the notes thereon, and together with the auditor’s report, as at and for each of the financial years ended December 31, 2005, 2004 and 2003, incorporated by reference to Item 8 of Form 10-K (Commission File No. 001-01143) filed March 16, 2006

2.7	Management’s discussion and analysis of financial condition and results of operations of the Bidder for the year ended December 31, 2005, incorporated by reference to Item 7 of Form 10-K (Commission File No. 001-01143) filed March 16, 2006

2.8	Proxy circular and statement of the Bidder dated February 17, 2006 in connection with the annual and special meeting of shareholders held on April 20, 2006, incorporated by reference to Exhibit 99 to Form 10-K (Commission File No. 001-01143) filed March 16, 2006

2.9	Audited consolidated financial statements of Falconbridge Limited, including notes thereto, as at December 31, 2005 and 2004 and for each of the years then ended, together with the auditors’ report thereon, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on March 24, 2006

2.10	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the fiscal year ended December 31, 2005, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on March 24, 2006

2.11	Unaudited consolidated financial statements of Falconbridge Limited, including notes thereto, as at March 31, 2006 and for the three -month periods ended March 31, 2006 and 2005, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on May 3, 2006

2.12	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the three -month period ended March 31, 2006, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on May 3, 2006

2.13	Unaudited consolidated financial statements of the Bidder, including the notes thereto, as at March 31, 2006 and December 31, 2005, and for the three-month periods ended March 31, 2006 and 2005, incorporated by reference to Item 1 of Form 10-Q (Commission File No. 001-01143) filed May 10, 2006

2.14	Management’s discussion and analysis of financial condition and results of operations of the Bidder for the three -month period ended March 31, 2006, incorporated by reference to Item 2 of Form 10-Q (Commission File No. 001-01143) filed May 10, 2006

2.15	Material change report of the Registrant filed May 15, 2006 concerning the entering into by the Registrant and Falconbridge Limited of the Fourth Amending Agreement, incorporated by reference to Exhibit 3.16 to Amendment No. 4 to Form F-8 (Commission File No. 333-129218) filed May 31, 2006

2.16	Material change report of the Registrant filed June 30, 2006 concerning the entering into by the Registrant and Phelps Dodge Corporation of the Combination Agreement, the entering into by the Registrant and Falconbridge Limited of the Fifth Amending Agreement and the entering into by Falconbridge Limited and Phelps Dodge Corporation of the Agreement, incorporated by reference to Exhibit 3.17 to Amendment No. 5 to Form F-8 (Commission File No. 333-129218) filed June 30, 2006

2.17	Annual report of Phelps Dodge Corporation on Form 10-K for the year ended December 31, 2005 (Commission File No. 001-00082) filed by Phelps Dodge Corporation on February 27, 2006

2.18	Quarterly report of Phelps Dodge Corporation on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 001-00082) filed by Phelps Dodge Corporation on April 27, 2006

2.19	The sections “Selected Unaudited Pro Forma Financial Data” and “Selected Unaudited Pro Forma Financial Data — Phelps Dodge combines with both Inco and Falconbridge” on page 26 and pages 92–103 of the section “Unaudited Pro Forma Combined Financial Statements” of the Notice of Special Meeting of Shareholders of Phelps Dodge Corporation, incorporated by reference to the preliminary proxy statement on Schedule 14A (Commission File No. 001-00082) filed by Phelps Dodge Corporation on July 5, 2006

(1)	Previously filed with the Bidder’s Schedule 14D-1F (Commission File No. 005-62437) filed October 25, 2005.
PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings
(a)	The Bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
(b)	The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
(c)	The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or Bidder’s securities in connection with the offer.
2.	Consent to Service of Process
(a)	On October 25, 2005 the Bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
(b)	Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES
     By signing this Schedule, the Bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 6 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

INCO LIMITED
By:	/s/ Simon A. Fish
Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish, Esq.
July 14, 2006	Executive Vice-President, General Counsel and Secretary